Exhibit 99.1

Kenneth D. Tuchman

July 31, 2025

Board of Directors
TTEC Holdings, Inc.
6312 South Fiddler’s Green Circle
Suite 100N
Greenwood Village, CO 80111

Dear Members of the Board of Directors:

On September 27, 2024, I submitted a non-binding preliminary proposal (the “Proposal”) to acquire all of the outstanding shares of common stock (the “Common Stock”) of TTEC Holdings, Inc. (“TTEC” or the “Company”) not already owned by me and my controlled affiliates for cash consideration at a purchase price of $6.85 per share (the “Proposed Transaction”).

After conducting a thorough process and working with the Special Committee of the Board of Directors over the intervening period, I have determined not to move forward with the Proposed Transaction given the current market conditions and, as a result, I am withdrawing the Proposal.  While I am not proceeding with the Proposed Transaction at this time, I remain TTEC’s largest shareholder and am fully committed to the Company’s future success and its strategy going forward.

I appreciate the hard work and dedication of the Board of Directors and management team over the course of these past several months.  In particular, now that the work of the Special Committee has come to a close, I would like to thank the members of the Special Committee for their commitment and diligent engagement in evaluating the Proposal.

I remain optimistic about TTEC’s future.  I look forward to working with each of you to execute on our strategic priorities with the goal of delivering the best results we can for TTEC and its shareholders.

Sincerely,

/s/ Kenneth D. Tuchman

Kenneth D. Tuchman